UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

58.com Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104	SCHEDULE 13D	Page 2 of 22

1	NAME OF REPORTING PERSON General Atlantic Singapore 58 Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 3 of 22

1	NAME OF REPORTING PERSON General Atlantic Singapore 58TP Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 4 of 22

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 5 of 22

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 6 of 22

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 7 of 22

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 8 of 22

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 9 of 22

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 10 of 22

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 11 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 12 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 13 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 14 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 15 of 22

Item 1.    Security and Issuer.

This Amendment No. 3 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on June 23, 2017, as amended by Amendment No. 1 dated May 1, 2020, and Amendment No. 2 dated May 4, 2020, and relates to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”  The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.
Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act.  The members of the group are:

(i)	General Atlantic Singapore 58 Pte. Ltd., a Singapore company (“GAS 58”);

(ii)	General Atlantic Singapore 58TP Pte. Ltd., a Singapore company (formerly known as General Atlantic Singapore SPV 37 Pte. Ltd.) (“GAS 58TP”)

(iii)	General Atlantic Singapore Fund Pte. Ltd., a Singapore company (“GASF”);

(iv)	General Atlantic Singapore Interholdco Ltd. (formerly known as General Atlantic Singapore Fund Interholdco Ltd.), a Bermuda exempted company (“GAS Interholdco”);

(v)	General Atlantic Partners (Bermuda) III, L.P., a Bermuda exempted limited partnership (“GAP Bermuda III”);

(vi)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);

(vii)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);

(viii)	GAP (Bermuda) Limited, a Bermuda exempted company (“GAP (Bermuda) Limited”);

(ix)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(x)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(xi)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(xii)	GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); and

(xiii)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda III, GAP Bermuda IV, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

The principal address of each of the Reporting Persons (other than GAS 58, GAS 58TP and GASF) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of each of GAS 58, GAS 58TP and GASF is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes

GAS 58 and GAS 58TP are wholly owned subsidiaries of GASF. The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds. The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are eight members of the management committee of GA LLC (the “GA Management Committee”) as of the date hereof. The members of

CUSIP No. 31680Q104	SCHEDULE 13D	Page 16 of 22

the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. Each of the members of the GA Management Committee disclaims ownership of the ADSs except to the extent he or she has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of GA LLC. The present principal occupation or employment of each of the directors of GASF and GAS Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following:

The descriptions of the Merger Agreement (as defined below), the Support Agreement (as defined below), the GA Equity Commitment Letter (as defined below), the Interim Investors Agreement (as defined below), and the Limited Guarantee (as defined below) are incorporated by reference in this Item 3.

Item 4.    Purpose of Transaction.

Item 4 is amended by adding the following:

On June 15, 2020, the Company announced in a press release that it had entered into an agreement and plan of merger, dated June 15, 2020 (the “Merger Agreement”), by and among the Company, Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent.   Under the terms of the Merger Agreement, each ordinary share, including Class A Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$28.00 per ordinary share or US$56.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes (but subject to any applicable fees, charges and expenses payable by ADSs holders pursuant to the depositary agreement dated October 31, 2013 by and among the Company, Citibank, N.A. and all holders from time to time of ADSs issued thereunder), except for (a) the ordinary shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Jinbo Yao (the “Founder”) (including Class A Ordinary Shares issuable upon conversion of vested restricted share units and unvested restricted share units that are expected to vest on or prior to December 31, 2020, in each case, held by the Founder), Nihao China Corporation, Ohio River Investment Limited, THL E Limited, and Huang River Investment Limited (together with Ohio River Investment Limited and THL E Limited, “Tencent”), and GAS 58 (unless, in its sole discretion, subject to the terms and conditions of the Support Agreement, as described in more detail below, GAS 58 elects that some or all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS), (ii) ordinary shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Company or any of its subsidiaries (as treasury shares) and any ordinary shares (including Class A Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which ordinary shares will be cancelled at the effective time of the Merger for the right to receive the appraised value of such ordinary shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.  The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.4, and is incorporated herein by reference.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 17 of 22

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.  In addition, if the Merger is consummated, the ADSs will be delisted from the New York Stock Exchange, the Company’s obligations to file periodic reports under the Exchange Act will be terminated, and the Company will be privately held by Polarite Gem Holdings Group Ltd., GAS 58TP, Ocean Magic Site Limited, the Founder, Nihao China Corporation and Internet Opportunity Fund LP (together with certain of their affiliates, the “Consortium”), Tencent, and GAS 58, unless GAS 58 elects, pursuant to the terms of the Support Agreement by no later than July 15, 2020, that all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS in the Merger (as described in more detail below).

The Consortium anticipates that approximately US$8.69 billion is expected to be expended to complete the Merger.  This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding ordinary shares (including Class A Ordinary Shares represented by ADSs) not owned by members of the Consortium (unless GAS 58 elects that some or all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS in the Merger) at a purchase price of US$28.00 per ordinary share, or US$56.00 per ADS, and (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions will be funded through a combination of (i) the proceeds from a committed senior term loan facility and two committed offshore cash bridge facilities contemplated by a debt commitment letter dated June 5, 2020 (the “Debt Commitment Letter”) by and among Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (the “Arranger and Underwriter”), (ii) cash contributions contemplated by the equity commitment letters, each dated as of June 15, 2020 (the “Equity Commitment Letters”), by and between Parent and each of GASF, Polarite Gem Holdings Group Ltd., Ocean Link Partners II, L.P., and Internet Opportunity Fund LP, or their respective affiliates, (iii) cash in the Company and its subsidiaries and (iv) the rollover equity contribution from certain shareholders of the Company into Parent. Under the terms and subject to the conditions of the Debt Commitment Letter, the Arranger and Underwriter has committed to arrange and underwrite a senior term loan facility of US$2,000,000,000 (or equivalent in RMB), a US$500,000,000 offshore cash bridge facility and a US$1,000,000,000 (or equivalent in RMB) offshore cash bridge facility to Merger Sub to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 99.5, and which is incorporated herein by reference.

Under the terms and subject to the conditions of the Equity Commitment Letter by GASF (the “GA Equity Commitment Letter”), GASF will provide, or cause to be provided, equity financing to Parent in an amount of US$625,000,000, which amount will automatically be increased in the event that GAS 58 elects not to contribute to Parent some or all of the Class A Ordinary Shares represented by ADSs that it holds, in connection with and at the effective time of the Merger (as described in more detail below), in an amount equal to the product of (x) the number of ADSs subject to such election and (y) the per ADS merger consideration.  The information disclosed in this paragraph is qualified in its entirety by reference to the GA Equity Commitment Letter, a copy of which is filed as Exhibit 99.6, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, GAS 58, the Founder and Nihao China Corporation (the “Supporting Shareholders”) entered into a support agreement dated as of June 15, 2020 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote all ordinary shares (including Class A Ordinary Shares represented by ADSs) owned directly or indirectly by them (or over which they hold a power of attorney to vote) in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction). In addition, each Supporting Shareholder (other than GAS 58) agreed that (i) the ordinary shares (including Class A Ordinary Shares represented by ADSs) held by he or it will, in connection with and at the effective time of the Merger, be cancelled for no consideration, and (ii) in consideration for such cancellation he or it will subscribe for newly issued shares in Parent. GAS 58 agreed that, in connection with and at the effective time of the Merger, it will contribute the Class A Ordinary Shares represented by ADSs held by it to Parent in exchange for newly issued shares of Parent; provided, however, that it retained the right to elect, by no later than July 15, 2020, not to make such contribution in respect of some or all of the Class A Ordinary Shares represented by ADSs held by it and instead that some or all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS in the Merger.  The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.7, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.  The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.8, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, GASF executed and delivered a limited guarantee (the “GA Limited Guarantee”) in favor of the Company with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.  The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.9, and which is incorporated herein by reference.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 18 of 22

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a)          As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 7,150,000 ADSs representing 14,300,000 underlying Class A Ordinary Shares, or approximately 5.6% of the Company’s issued and outstanding Class A Ordinary Shares based on 254,632,267 Class A Ordinary Shares issued and outstanding as of June 15, 2020, as set forth in the Merger Agreement.

By virtue of the fact that (i) GAS 58 is a wholly owned subsidiary of GASF, (ii) GAS Interholdco owns a majority of GASF’s voting shares, (iii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iv) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (v) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V, and is the general partner of GAPCO CDA and (vi) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GAS 58. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 7,150,000 ADSs, representing 14,300,000 underlying Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons within 60 days, or 5.6% of the Company’s issued and outstanding Class A Ordinary Shares.

As a result of entering into the Support Agreement and the Interim Investors Agreement, the Reporting Persons may be deemed to be members of a “group” with other parties to the Support Agreement or the Interim Investors Agreement that own Class A Ordinary Shares or Class B Ordinary Shares pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares or any Class B Ordinary Shares that are beneficially owned by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement.

Based on Schedule 13D filed by the Founder on June 17, 2020, the Founder beneficially owns 1,008,514 Class A Ordinary Shares and 29,590,120 Class B Ordinary Shares, which represents approximately 10.2% of the total number of ordinary shares (including the number of ordinary shares underlying share incentive awards exercisable by the Founder within 60 days of March 31, 2020) stated to be outstanding as of June 15, 2020 in the Merger Agreement, and voting power of approximately 42.0%.

Accordingly, in the aggregate, the Reporting Persons and other parties to the Support Agreement and Interim Investors Agreement may be deemed to beneficially own 15,308,514 Class A Ordinary Shares and 29,590,120 Class B Ordinary Shares, which, in accordance with Rule 13d-3(d)(1)(i), represents approximately 15.8% of the total number of Class A Ordinary Shares (including the number of Class B Ordinary Shares owned by the Founder treated as converted into Class A Ordinary Shares) stated to be outstanding as of June 15, 2020 in the Merger Agreement.

(b)          Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 14,300,000 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c)          To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)          No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 19 of 22

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ADSs held of record by GAS 58 as well as such other action taken on behalf of the Reporting Persons with respect to the ADSs held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on June 23, 2017 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

The information set forth in Items 3 and 4 of this Statement are incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 99.2:	Exclusivity Letter, dated April 30, 2020 (previously filed).

Exhibit 99.3:	Updated Proposal, dated April 30, 2020 (previously filed).

Exhibit 99.4:	Merger Agreement, dated June 15, 2020 (incorporated by reference to Exhibit 99.2 to 58.com Inc.’s Report of Foreign Private Issuer filed on Form 6-K on June 15, 2020).

Exhibit 99.5:	Debt Commitment Letter, dated June 5, 2020.

Exhibit 99.6:	GA Equity Commitment Letter, dated June 15, 2020.

Exhibit 99.7:	Support Agreement, dated June 15, 2020.

Exhibit 99.8:	Interim Investors Agreement, dated June 15, 2020.

Exhibit 99.9:	GA Limited Guarantee, dated June 15, 2020.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 20 of 22

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2020.

GENERAL ATLANTIC SINGAPORE 58 PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE 58TP PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 31680Q104	SCHEDULE 13D	Page 21 of 22

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 31680Q104	SCHEDULE 13D	Page 22 of 22

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director